Exhibit 4.1

	Vedtægter for Cadeler A/S CVR nr. 31180503	Articles of Association of Cadeler A/S Company reg. no. 31180503
1	Navn og formål	Name and objects

1.1	Selskabets navn er Cadeler A/S. Selskabets binavne er Blue Ocean Ships A/S og Swire Blue Ocean A/S.	The name of the Company is Cadeler A/S. The secondary names of the Company are Blue Ocean Ships A/S and Swire Blue Ocean A/S.
1.2	Selskabets formål er at drive skibe, rederier og udvikle skibsprojekter.	The objects of the Company are to carry on business in the area of shipping and to develop ship projects.

2	Kapital og aktier	Share capital and shares

2.1	Selskabets kapital udgør 350.957.583 kr. fordelt i aktier á 1 kr. eller multipla deraf.	The Company's share capital is DKK 350,957,583 divided into shares of DKK 1 or multiples hereof.

2.2	Aktiekapitalen er fuldt indbetalt.	The share capital has been paid up in full.

2.3	Selskabets aktier skal lyde på navn og skal noteres på navn i selskabets ejerbog.	The shares of the Company shall be issued in the name of the holder and shall be recorded in the name of the holder in the Company’s register of shareholders.

2.4	Ingen aktier skal have særlige rettigheder.	No shares shall confer special rights.

2.5	Ingen aktionær skal være forpligtet til at lade sine aktier indløse.	No shareholder shall be obliged to have his shares redeemed.

2.6	Aktierne er omsætningspapirer. Der gælder ingen indskrænkninger i aktiernes omsættelighed.	The shares are negotiable instruments. No restrictions shall apply to the negotiability of the shares.

2.7	Selskabets ejerbog føres igennem den norske Verdipapirsentralen af DNB Bank ASA, Registrars department (“DNB”), registreringsnummer 984 851 006, Dronning Eufemias gate 30, 0191 Oslo, Norge, i henhold til aftale mellem selskabet og DNB vedrørende føring af ejerbog.	The register of shareholders is kept through the Norwegian Central Securities Depository ("Verdipapirsentralen"), and maintained on behalf of the company by DNB Bank ASA, Registrars department (“DNB”), company registration number 984 851 006, Dronning Eufemias gate 30, 0191 Oslo, Norway, pursuant to a registrar agreement entered into between the Company and DNB.

2.8

Ejerbogen er ikke tilgængelig for aktionærerne bortset fra, at navnene på de 20 største aktionærer skal være tilgængelige for offentligheden med forbehold for begrænsninger i henhold til den enhver tid gældende persondataret og med forbehold for forudgående notifikation til selskabet.

Informationer i selskabets ejerbog skal gøres tilgængelig for enhver offentlig myndighed i Danmark og Norge, der anmoder herom.

The register of shareholders shall not be available for inspection by the shareholders except that the identity of the 20 largest shareholders shall be available to the public subject to any restrictions under applicable personal data regulations in force at a given time and subject to the prior notification to the Company.

Information included in the register of shareholders shall be made available to any public authority in Denmark and Norway who have so requested.

2.9	Selskabet har ikke udstedt aktiebreve. Aktierne er registreret hos og udstedt i dematerialiseret form gennem den norske Verdipapirsentralen, drevet af Verdipapirsentralen ASA, registreringsnummer 985 140 421. Udbytte udbetales gennem den norske Verdipapirsentralen i henhold til aftale mellem selskabet og DNB vedrørende føring af ejerbog. Rettigheder vedrørende aktierne skal anmeldes til den norske Verdipapirsentralen efter de herom gældende regler.	The Company has not issued share certificates. The shares are registered with and issued in dematerialized book-entry form through the Norwegian Central Securities Depository ("Verdipapirsentralen"), operated by Verdipapirsentralen ASA, company registration number 985 140 421. Dividend is paid out through Verdipapirsentralen, pursuant to a registrar agreement entered into between the company and DNB. Rights concerning the shares shall be notified to Verdipapirsentralen in accordance with applicable rules.

3	Forhøjelse af kapital	Increase of share capital

3.1	Bestyrelsen er i perioden indtil 22. april 2026 bemyndiget til uden fortegningsret for selskabets eksisterende aktionærer at forhøje selskabets aktiekapital ad én eller flere gange med i alt op til nominelt kr. 70.185.000. Forhøjelsen skal ske til minimum markedskurs og kan ske ved kontant betaling, konvertering af gæld eller ved apportindskud.	The Board is, until 22 April 2026, authorised to increase the share capital of the Company in one or more issues without pre-emption rights for the Company’s existing shareholders by up to a nominal amount of DKK 70,185,000. The capital increase shall take place at or above market price and may be effected by cash payment, conversion of debt or by contribution of assets other than cash.

3.2	Bestyrelsen er i perioden indtil den 22. april 2026 bemyndiget til med fortegningsret for selskabets eksisterende aktionærer at forhøje selskabets aktiekapital ad én eller flere gange med i alt op til nominelt kr. 70.185.000. Forhøjelsen kan ske ved kontant betaling og tegningskursen fastsættes af bestyrelsen og kan være lavere end markedskursen.	The Board is, until 22 April 2026, authorised to increase the share capital of the Company in one or more issues of new shares with pre-emption rights for the Company’s existing shareholders by up to a nominal amount up to DKK 70,185,000. The capital increase shall take place by cash payment at a subscription price to be determined by the Board of Directors, which may be below market price.

3.3	Bestyrelsen er i perioden indtil den 30. september 2025 bemyndiget til uden fortegningsret for selskabets eksisterende aktionærer at forhøje selskabets aktiekapital ad én eller flere gange med i alt op til nominelt kr. 5.000.000 i forbindelse med udstedelse af nye aktier til medlemmer bestyrelsen, direktionen og/eller medarbejdere i selskabet og/eller i dets datterselskaber. De nye aktier udstedes mod kontant betaling til en tegningskurs, der fastsættes af bestyrelsen, og som kan være lavere end markedskursen.	The Board is, until 30 September 2025, authorised to increase the share capital of the Company in one or more issues without pre-emption rights for the Company’s existing shareholders by up to a nominal amount of DKK 5,000,000 in connection with issue of new shares to members of the Board, Executive Management and/or employees of the Company and/or of the Company’s subsidiaries. The capital increase shall be effected by cash payment at a subscription price to be determined by the Board, which may be below market price.

3.3.1	Bestyrelsen har den 26. juni 2024 besluttet delvist at udnytte bemyndigelsen i punkt 3.3 til at forhøje selskabets aktiekapital med nominelt 27.715 ved kontant betaling uden fortegningsret for selskabets eksisterende aktionærer, hvorefter nominelt DKK 27.715 af bemyndigelsen er tegnet.	On 26 June 2024, the Board of Directors decided to exercise the authorisation set out in Article 3.3 partially by increasing the Company’s share capital by nominally DKK 27,715 through cash payment without pre-emption rights for the Company’s existing shareholders, following which a nominal value of DKK 27,715 has been subscribed for.

3.4	For nyudstedte aktier i henhold til punkt 3.1, 3.2 og 3.3 skal i øvrigt gælde, at de nye aktier skal være fuldt indbetalte, lyde på navn og noteres på navn i selskabets ejerbog, samt at de nye aktier er omsætningspapirer og har i øvrigt i enhver henseende samme rettigheder som de eksisterende aktier. Bestyrelsen bemyndiges til at fastsætte de nærmere vilkår for kapitalforhøjelser i henhold til ovenstående bemyndigelser og til at foretage de ændringer i selskabets vedtægter, der måtte være nødvendige som følge af bestyrelsens udnyttelse af de nævnte bemyndigelser.	New shares issued pursuant to Articles 3.1, 3.2 and 3.3 shall be paid in full, shall be issued in the name of the holder, shall be recorded in the name of the holder in the Company’s register of shareholders, shall be negotiable instruments and shall in every respect carry the same rights as the existing shares. The Board is authorised to lay down the terms and conditions for capital increases pursuant to the above authorisations and to make any such amendments to the Company’s Articles of Association as may be required as a result of the Board’s exercise of said authorisations.

3.5	Forhøjelser af selskabets aktiekapital, som bestyrelsen er bemyndiget til at foretage under vedtægternes punkt 3.1 og 3.2, må ikke samlet overstige nominelt kr. 70.185.000.	The capital increases that the Board of Directors are authorised to carry out pursuant to Articles 3.1 and 3.2 may not exceed a nominal amount of DKK 70,185,000.

4	Generalforsamling, afholdelsessted og indkaldelse	General meeting, venue and notice

4.1	Selskabets generalforsamling afholdes i Region Hovedstaden.	General Meetings of the Company shall be held in the Capital Region of Denmark.

4.2

Bestyrelsen kan, hvis det vurderes hensigtsmæssigt og relevant, beslutte at gennemføre generalforsamlingen elektronisk uden mulighed for fysisk fremmøde (fuldstændig elektronisk generalforsamling).

En beslutning om afholdelse af en fuldstændig elektronisk generalforsamling forudsætter, at generalforsamlingen kan afvikles på betryggende vis, således at aktionærer kan deltage i, ytre sig samt stemme på generalforsamlingen via elektroniske midler.

Nærmere oplysninger vil kunne findes på selskabets hjemmeside og i indkaldelserne til de pågældende generalforsamlinger, ligesom skriftlig meddelelse vil blive sendt til alle noterede aktionærer, som har fremsat begæring herom.

The Board may, if deemed appropriate and relevant, resolve to conduct the General Meeting electronically without the possibility of physical attendance (a completely electronic General Meeting).

A resolution to conduct a completely electronic General Meeting requires that the General Meeting can be conducted in a proper manner ensuring that shareholders will be able to participate, express their opinions and vote at the General Meeting by electronic means.

Further information will be available on the Company’s website and in the relevant notices of the General Meetings, and written notice will be sent to all registered shareholders who have so requested.

4.3	Den ordinære generalforsamling afholdes hvert år i så god tid, at den reviderede og godkendte årsrapport kan indsendes til Erhvervsstyrelsen, så den er modtaget i styrelsen inden udløbet af fristen i årsregnskabsloven, som er fire måneder efter regnskabsårets afslutning.	The Annual General Meeting shall be held every year in due time for the audited and adopted annual report to be sent to and received by the Danish Business Authority within the time limit mentioned in the Danish Financial Statements Act, which is four months after the end of the financial year.

4.4	Indkaldelse til generalforsamling foretages af bestyrelsen tidligst fem uger og senest tre uger før generalforsamlingen. Indkaldelsen offentliggøres på selskabets hjemmeside. Indkaldelse sendes endvidere til alle aktionærer noteret i ejerbogen, som har fremsat begæring herom.	A General Meeting shall be called by the Board with not more than five weeks' notice and not less than three weeks' notice. The notice shall be published on the Company’s website. Furthermore, a notice of the General Meeting shall be sent to all shareholders recorded in the Company’s register of shareholders who have so requested.

4.5	Selskabet skal senest otte uger før dagen for den påtænkte afholdelse af den ordinære generalforsamling offentliggøre datoen for afholdelse af generalforsamlingen samt fristen for aktionærers fremsættelse af forslag til bestemte emners optagelse på dagsordenen.	The Company shall no later than eight weeks before the contemplated date of the Annual General Meeting publish the date of the General Meeting and the deadline for submitting requests for specific proposals to be included on the agenda.

4.6	Ekstraordinær generalforsamling afholdes, når bestyrelsen, revisor eller aktionærer, der ejer mindst 5% af aktiekapitalen, har forlangt det. I sidstnævnte tilfælde må krav om indkaldelse rejses skriftligt over for bestyrelsen med angivelse af de emner, som ønskes forelagt generalforsamlingen. Ekstraordinær generalforsamling skal indkaldes senest to uger efter, at det er forlangt.	An Extraordinary General Meeting shall be held when requested by the Board, the auditor or on the request by a shareholder that owns at least 5% of the share capital. A request from a shareholder that an Extraordinary General Meeting must be called shall be submitted in writing to the Board along with a specification of the subjects that the shareholder wishes to present before the General Meeting. The Extraordinary General Meeting shall be convened within two weeks of such request.

4.7

I en periode på mindst tre uger før enhver generalforsamling, inklusive datoen for generalforsamlingens afholdelse, gøres følgende oplysninger tilgængelige på selskabets hjemmeside:

a.     Indkaldelsen til generalforsamlingen

b.     Det samlede antal aktier og stemmerettigheder pr. datoen for indkaldelsen

c.     De dokumenter, der skal fremlægges på generalforsamlingen

d.     Dagsorden og de fuldstændige forslag, der agtes fremsat på generalforsamlingen, samt for den ordinære generalforsamlings vedkommende den reviderede årsrapport

e.     De formularer, der skal anvendes ved stemmeafgivelse pr. fuldmagt eller skriftligt ved brevstemme

For a period of at least three weeks before every General Meeting, , including the date of the General Meeting, the following information shall be available on the Company’s website:

a.     The notice convening the General Meeting

b.     The aggregate number of shares and voting rights at the date of the notice

c.     The documents to be presented at the General Meeting

d.     The agenda and the complete proposals submitted for the General Meeting as well as - in the case of the Annual General Meeting - the audited Annual Report

e.     The forms to be used for voting by proxy or by postal vote

4.8	Selskabets generalforsamlinger afholdes på engelsk. Bestyrelsen kan beslutte at tilbyde simultantolkning til dansk. Dokumenter udarbejdet i forbindelse med eller efter generalforsamlingen udarbejdes på engelsk og i det omfang lovgivningen kræver det eller, hvis det besluttes af bestyrelsen, på dansk.	General Meetings shall be held in English. The Board may decide to offer simultaneous interpretation into Danish. Documents prepared in connection with or following a General Meeting shall be in English and, if decided by the Board or required by applicable law, in Danish.

4.9	Generalforsamlingen vælger en dirigent, der leder forhandlingerne og afgør alle spørgsmål vedrørende sagernes behandling.	The General Meeting appoints a chairman to preside over the General Meeting and decide upon all questions of procedure.

5	Dagsorden for den ordinære generalforsamling	Agenda for the Annual General Meeting

5.1

Dagsorden på den ordinære generalforsamling skal omfatte:

1.     Generalforsamlingens valg af dirigent for generalforsamlingen.

2.     Fremlæggelse og godkendelse af årsrapporten.

3.     Anvendelse af overskud eller dækning af tab i henhold til det godkendte regnskab.

4.     Fremlæggelse og godkendelse af vederlagsrapport.

5.     Beslutning om meddelelse af decharge til bestyrelsen og direktionen.

6.     Godkendelse af vederlag til bestyrelsen for indeværende regnskabsår.

7.     Valg af medlemmer til bestyrelsen, herunder formand.

8.     Valg af revisor.

9.     Bemyndigelse til at erhverve egne aktier, hvis relevant.

10.   Eventuelle forslag fra bestyrelsen eller aktionærer.

11.   Eventuelt.

The agenda for the Annual General Meeting shall include the following business:

1.     The General Meeting’s election of the chairman of the general meeting.

2.     Presentation and adoption of the annual report.

3.     Distribution of profits or covering of losses according to the annual report adopted.

4.     Presentation and adoption of the annual remuneration report.

5.     Resolution to grant discharge of liability to the Board and the Executive Management.

6.     Approval of remuneration of the Board for the current financial year.

7.     Election of members to the Board, including Chairman.

8.     Appointment of auditor.

9.     Authorisation to acquire treasury shares, if relevant.

10.   Any proposals from the Board or shareholders.

11.   Any other business.

5.2	Aktionærer kan skriftligt over for bestyrelsen fremsætte krav om optagelse af et bestemt emne på dagsordenen til den ordinære generalforsamling. Begæring herom skal fremsættes skriftligt til bestyrelsen senest seks uger før den ordinære generalforsamlings afholdelse.	The shareholders may submit requests to the Board for the inclusion of a specific item on the agenda of the Annual General Meeting. Any request must be submitted in writing to the Board not later than six weeks before the date of the Annual General Meeting.

6	Aktionærernes møde- og stemmeret på generalforsamlingen	Shareholders’ attendance and voting rights at the General Meeting

6.1	En aktionærs ret til at deltage i en generalforsamling og til at afgive stemme fastsættes i forhold til de aktier, aktionæren besidder på registreringsdatoen. Registreringsdatoen ligger en uge før generalforsamlingen.	The right of a shareholder to attend and vote at a General Meeting is determined by the shares held by the shareholder at the record date. The record date is one week prior to the General Meeting.

6.2	Enhver aktionær, der er berettiget til at deltage i generalforsamlingen, og som ønsker at deltage i generalforsamlingen, skal senest tre dage før afholdelse af generalforsamlingen anmelde sin deltagelse til selskabet.	A shareholder who is entitled to attend the General Meeting and who wants to attend the General Meeting shall notify the Company of its attendance not later than three days prior to the date of the General Meeting.

6.3	En aktionær kan møde personligt eller ved fuldmægtig, og både aktionæren og fuldmægtigen er berettiget til at møde med en rådgiver.	A shareholder may attend in person or by proxy, and the shareholder or the proxy may attend together with an adviser.
6.4	Stemmeret kan udøves i henhold til skriftlig og dateret fuldmagt i overensstemmelse med den til enhver tid gældende lovgivning herom.	The right to vote may be exercised by a written and dated instrument of proxy in accordance with applicable law.

6.5	Enhver aktionær, der er berettiget til at deltage i en generalforsamling kan endvidere stemme skriftligt ved brevstemme i overensstemmelse med selskabslovens regler herom. Brevstemmer skal være selskabet i hænde senest to hverdage før generalforsamlingen. Brevstemmer kan ikke tilbagekaldes.	A shareholder who is entitled to participate in the general meeting may vote by postal vote in accordance with the provisions of the Danish Companies Act. Such postal votes shall be received by the Company not later than two business days before the General Meeting. Postal votes cannot be withdrawn.

6.6	På generalforsamlingen giver hver aktie på 1 kr. én stemme.	Each share of DKK 1 shall carry one vote at the General Meeting.

6.7	En person, der er registreret i selskabets ejerbog som indehaver af aktier, og som handler erhvervsmæssigt på vegne af andre fysiske eller juridiske personer, herunder indehavere af American Depositary Shares, der repræsenterer aktier i selskabet, kan afgive stemmer, der ikke er identiske for alle sådanne aktier.	A person registered in the Company’s register of shareholders as a holder of shares and acting in a professional capacity on behalf of other natural or legal persons, including holders of American Depositary Shares representing shares of the Company, may cast votes that are not identical for all such shares.

7	Beslutninger på generalforsamlinger	Resolutions at General Meetings

7.1	De på generalforsamlingen behandlede anliggender afgøres ved almindelig stemmeflerhed af de tilstedeværende stemmer, med mindre Selskabsloven eller vedtægterne foreskriver særlige regler om repræsentation og majoritet.	At the General Meeting, all resolutions shall be passed by a simple majority of votes cast, unless the Danish Companies Act or the Articles of Association prescribe special rules with regards to representation and majority.

7.2	Over forhandlingerne på generalforsamlingen føres en protokol, der underskrives af dirigenten.	The business transacted at the General Meeting shall be recorded in a minute book to be signed by the chairman of the General Meeting.

8	Nomineringskomité	Nomination committee

8.1	Selskabet skal have en nomineringskomité. Nomineringskomitéen skal afgive anbefalinger til generalforsamlingen vedrørende valg af generalforsamlingsvalgte bestyrelsesmedlemmer samt valg af medlemmer til nomineringskomitéen. Nomineringskomitéen skal herudover afgive anbefalinger til bestyrelsen vedrørende vederlag til nomineringskomitéens medlemmer samt vederlag til bestyrelsesmedlemmer, der indstilles af bestyrelsen til generalforsamlingen.	The company shall have a Nomination Committee. The Nomination Committee shall make recommendations to the General Meeting regarding election of shareholder-elected members to the Board and election of members to the Nomination Committee. The Nomination Committee shall furthermore make recommendations to the Board regarding remuneration of the members of the Nomination Committee as well as remuneration of the members of the Board, which is resolved by the General Meeting pursuant to proposal from the Board.

8.2	Nomineringskomitéen skal bestå af to til tre medlemmer. Nomineringskomitéens medlemmer, herunder nomineringskomitéens formand, vælges af generalforsamlingen for en periode på et eller to år. Nomineringskomitéens medlemmer kan genvælges. Hvis generalforsamlingen ikke har valgt nomineringskomitéens formand, vælger komitéen sin formand blandt sine medlemmer.	The Nomination Committee shall consist of two to three members. The members of the Nomination Committee, including the chairman of the Nomination Committee, are elected by the General Meeting for a term of one or two years. The members of the Nomination Committee shall be eligible for re-election. If the general meeting has not elected the chairman of the committee, the committee shall elect the chairman among its members.

8.3	Nomineringskomitéens anbefalinger begrænser ikke aktionærers ret til at foreslå bestyrelseskandidater på generalforsamlingen.	The recommendations of the Nomination Committee do not restrict the right of shareholders to propose Board candidates to the general meeting.

8.4	Medlemmerne af nomineringskomitéen er underlagt tavshedspligt efter samme regler som medlemmerne af Selskabets bestyrelse. Generalforsamlingen skal ved en forretningsorden for nomineringskomiteen træffe nærmere bestemmelser om nomineringskomitéens sammensætning og virke. Selskabet skal sikre, at forretningsordenen for nomineringskomitéen til enhver tid er offentliggjort på Selskabets hjemmeside.	Members of the Nomination Committee are subject to a duty of confidentiality according to the same rules as those applying to members of the Company’s Board. The general meeting shall lay down instructions for the Nomination Committee concerning its composition and activities. The Company shall ensure that the instructions of the Nomination Committee are posted on the Company’s website from time to time.

9	Bestyrelsen	The Board

9.1	Bestyrelsen består af tre til syv medlemmer, der vælges af generalforsamlingen. Bestyrelsesmedlemmer afgår hvert andet år ved den ordinære generalforsamling. Fratrædende medlemmer kan genvælges.

The Board shall consist of three to seven members elected at the General Meeting. Members of the Board shall retire every second year at the Annual General Meeting.

Retiring members shall be eligible for re-election.

9.2	Generalforsamlingen vælger formanden samt næstformanden.	The General Meeting shall elect the Chairman and the Vice Chairman.

9.3	Bestyrelsen er beslutningsdygtig, når over halvdelen af bestyrelsesmedlemmerne er til stede. Beslutninger i bestyrelsen træffes ved simpelt flertal. I tilfælde af stemmelighed gør formandens stemme udslaget.	The Board shall form a quorum when more than half of the members of the Board are present. Resolutions of the Board are passed by a simple majority. In case of an equality of votes, the Chairman of the Board shall hold the casting vote.

9.4	Næstformanden fungerer som formandens stedfortræder. Ved permanent forfald af formanden og/eller næstformanden kan bestyrelsen konstituere sig selv indtil næste ordinære generalforsamling.	The Vice Chairman shall act as substitute for the Chairman. In the event of permanent absence of the Chairman and/or Vice Chairman, the Board of Directors shall be entitled to elect a new Chairman or Vice Chairman who shall remain in office until the next Annual General Meeting.

9.5	Bestyrelsen er bemyndiget til at træffe en eller flere beslutninger om udlodning af ekstraordinært udbytte.	The Board is authorised to pass one or more resolutions to distribute interim dividends.

10	Direktion	Executive Management

10.1	Bestyrelsen udpeger en direktion bestående af et til fire medlemmer, som anmeldes til Erhvervsstyrelsen, til at varetage den daglige ledelse af selskabet.	The Board of Directors appoints an Executive Management consisting of one to four members, who shall be registered with the Danish Business Authority, to be in charge of the day-to-day management of the Company.

11	Skadesløsholdelse	Indemnification Scheme

11.1	Selskabets generalforsamling har vedtaget en ordning for skadesløsholdelse af nuværende, tidligere og fremtidige medlemmer af Bestyrelsen og Direktionen for tab herunder omkostninger, udgifter og eventuelle skatteforpligtelser i forbindelse hermed, som sådanne personer måtte pådrage sig i forbindelse med udførelsen af deres opgaver som medlem af Bestyrelsen eller Direktionen. Ordningen for skadesløsholdelse implementeres og administreres af Bestyrelsen i overensstemmelse med generalforsamlingens beslutning	The Company’s general meeting has adopted a resolution approving a scheme for indemnification of current, former and future members of the Board of Directors and Executive Management in respect of losses including any costs, expenses and potential tax liabilities associated therewith incurred by such persons arising out of the discharge of their duties as a member of the Board of Directors or Executive Management. The indemnification scheme is implemented and managed by the Board of Directors in accordance with the resolution of the general meeting.

12	Tegningsregel	Powers to bind

12.1

Selskabet tegnes af:

1.       Bestyrelsens formand i forening med et medlem af bestyrelsen.

2.       Bestyrelsens formand i forening med et medlem af direktionen.

3.       Fire bestyrelsesmedlemmer i forening.

4.       To medlemmer af direktionen.

5.       Den samlede bestyrelse.

The Company shall be bound by:

1.     The joint signatures of the Chairman of the Board and one member of the Board.

2.     The joint signatures of the Chairman of the Board and one member of the executive management.

3.     The joint signatures of four members of the Board of Directors.

4.     The joint signatures of two members of the executive management.

5.     The joint signatures of all members of the Board.

13	Elektronisk kommunikation	Electronic communication

13.1	Al kommunikation fra selskabet til de enkelte aktionærer, herunder indkaldelse til generalforsamlinger, kan ske elektronisk via offentliggørelse på selskabets hjemmeside eller ved udsendelse via e-mail. Generelle meddelelser gøres tilgængelige på selskabets hjemmeside og på sådan anden måde, som måtte være foreskrevet i henhold til lov. Selskabet kan som et alternativ vælge at fremsende meddelelser mv. med almindelig post.	All communication from the Company to the individual shareholders, including notices convening General Meetings, may take place electronically by posting on the Company’s website or by email. General notices shall be published on the Company’s website and in such other manner as may be prescribed by applicable law. The Company may as an alternative choose to send notices, etc. by ordinary post.

13.2	Kommunikation fra aktionærer til selskabet kan ske ved e-mail eller med almindelig post.	Communication from a shareholder to the Company may take place by email or by ordinary post.

13.3	Det er den enkelte aktionærs ansvar at sikre, at selskabet til stadighed er i besiddelse af korrekte oplysninger om aktionærens e-mailadresse. Selskabet har ingen pligt til at søge oplysningerne berigtiget eller til at fremsende meddelelser på anden måde.	Each shareholder is responsible for ensuring that the Company has the correct email address at all times. The Company is not obliged to verify such contact information or to send notices in any other way.

13.4	Selskabets hjemmeside indeholder oplysninger om kravene til de anvendte systemer samt om fremgangsmåden i forbindelse med elektronisk kommunikation.	The Company’s website contains information about system requirements and electronic communication procedures.

14	Årsrapport	Annual report

14.1	Revision af selskabets årsrapport foretages af den generalforsamlingsvalgte statsautoriserede revisor, der vælges for et år ad gangen. Genvalg kan finde sted, i det omfang det er tilladt under gældende lovgivning.	The annual report of the Company shall be audited by the State-authorised Public Accountant, appointed for a one-year term at the General Meeting. Auditors may be re-elected to the extent permitted under applicable law.

15	Sprog	Language

15.1	Årsrapporten skal udarbejdes på engelsk.	The Annual Report shall be in English.

15.2	Selskabets koncernsprog er engelsk.	The Company’s corporate language is English.

15.3	Selskabsmeddelelser udarbejdes på engelsk.	Company announcements shall be prepared in English.

16	Regnskabsår	Financial year

16.1	Selskabets regnskabsår løber fra 01.01 til 31.12.	The financial year of the Company shall be from 1 January to 31 December.

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Således vedtaget på selskabets ekstraordinære generalforsamling den 26. oktober 2020, opdateret i henhold til bestyrelsesbeslutning af 16. november 2020, i henhold til bestyrelsesbeslutning af 28. april 2021, i henhold til generalforsamlingsbeslutning af 29. april 2021, i henhold til generalforsamlingsbeslutning af 26. april 2022, i henhold til bestyrelsesbeslutning af 3. maj 2022, i henhold til generalforsamlingsbeslutning af 7. oktober 2022, i henhold til bestyrelsesbeslutning af 12. oktober 2022, i henhold til generalforsamlingsbeslutning af 25. april 2023, i henhold til generalforsamlingsbeslutning af 14. juli 2023, i henhold til bestyrelsesbeslutning af 14. juli 2023 som gennemført den 19. december 2023, i henhold til bestyrelsesbeslutning af 14. februar 2024, i henhold til generalforsamlingsbeslutning af 20. februar 2024, i henhold til generalforsamlingsbeslutning af 23. april 2024, i henhold til bestyrelses beslutning af 26. juni 2024 og senest i henhold til generalforsamlingsbeslutning af 11. november 2024.

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As adopted at an Extraordinary General Meeting of the Company on 26 October 2020, amended in accordance with decision by the Board of Directors dated 16 November 2020, in accordance with decision by the Board of Directors dated 28 April 2021, in accordance with decision by the general meeting dated 29 April 2021, in accordance with decision by the general meeting dated 26 April 2022, in accordance with decision by the Board of Directors dated 3 May 2022, in accordance with decision by the general meeting dated 7 October 2022, in accordance with decision by the Board of Directors dated 12 October 2022, in accordance with decision by the general meeting dated 25 April 2023, in accordance with decision by the general meeting dated 14 July 2023, in accordance with decision by the Board of Directors dated 14 July 2023 as implemented on 19 December 2023, in accordance with decision by the Board of Directors dated 14 February 2024, in accordance with decision by the general meeting dated 20 February 2024, in accordance with decision by the general meeting dated 23 April 2024, in accordance with decision by the Board of Directors dated 26 June 2024, and latest in accordance with decision by the general meeting dated 11 November 2024.